

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
About Corporate Finance Corporation

We have audited the accompanying statement of financial condition of About Corporate Finance Corporation (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 27, 2017

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Statement of Financial Condition
December 31, 2016

TABLE OF CONTENTS

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: About Corporate Finance Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Avenue of the Stars, Suite 2460
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo 201-519-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates, LLC
(Name – *if individual, state last, first, middle name*)

11 Broadway, Suite 700 (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- (●) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sachin Dosani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of About Corporate Finance Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Corporate Secretary
Title

State of New York } ss.:
County of New York }
sworn to before me this February 27, 2017

John P Keil
Notary Public

JOHN P. KEIL
Notary Public, State of New York
No. 02KE6057479
Qualified in Westchester County
Commission Expires 6/08/20 19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Please put your index page and face page in front of my report.

Need to change the page numbers once you index it.

ABOUT CORPORATE FINANCE CORPORATION

(A Wholly Owned Subsidiary of About USA Holdings Corporation)

Statement of Financial Condition

December 31, 2016

ASSETS

Cash	$	993,813
Fixed assets (net of accumulated depreciation)		24,715
Due from Parent & Affiliates		235,509
Other assets		1,194
Total Assets	**$**	**1,255,231**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	5,363
Due to Affiliate		278,181
Total Liabilities	**$**	**283,544**

Stockholder's Equity

Common stock, no par value, 3000 shares authorized
2,234 shares issued and outstanding

Additional paid in capital	$	197,760
Retained earnings		773,927
Total Stockholder's Equity	**$**	**971,687**
Total Liabilities and Stockholder's Equity	**$**	**1,255,231**

The accompanying notes are an integral part of these financial statements.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holding Corporation)
Notes to Financial Statements
December 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

About Corporate Finance Corporation   (the "Company"), previously known as Foundation Markets Corporation, is a broker-dealer and as such is registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of About USA Holdings Corporation (the "Parent").

The Company acts primarily as a private placement broker-dealer.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from private placement fees upon completion of the private placement offering and M & A transactions over the life of the underlying agreement. The Company closes deals whereby there is potential to earn a deferred fee in the future. The revenue is contingent upon the client meeting specific future financial performance thresholds. Therefore, any contingent revenue related to this transaction will not be recognized until the performance is met and payment is reasonably assured.

Cash and Cash Equivalents

For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation. At times the cash balance may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not incurred such a loss in the past.

CONCENTRATION RISK

Two customers accounted for 92% of the total revenue in 2016.

INCOME TAX

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize out deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

3. FURNITURE and EQUIPMENT

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets which is three years.

6

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holding Corporation)
Notes to Financial Statements
December 31, 2016

Fixed assets at December 31, 2016 consists of:

Computer equipment and software	$ 87,407
Less: Accumulated depreciation	(62,692)
	$ 24,715

Depreciation expense for the year ended December 31, 2016 amounted to $26,528.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $710,269 which was $691,366 in excess of its required net capital of $18,903. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

5. RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with its Parent, About USA Holding Corporation, whereby a portion of the monthly rent is to be allocated to the Company.

Total rental expense for the year ended December 31, 2016, was $39,057.

At December 31, 2016, the Company was owed $234,933 from the Parent, of which $82,500 represents a tax payment paid by the Company on behalf of the Parent.

The Company maintains an expense sharing agreement with About Corporate Finance Ltd whereby a portion of IT and Telephone expense is allocated to the Company.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holding Corporation)
Notes to Financial Statements
December 31, 2016

During 2016, the Company recorded approximately $13,072 in managerial services and $18,508 in combined IT and Telephone expense pursuant to the expense sharing agreement.

During 2016, About Corporate Finance Ltd made net payments of approximately $300,000 to the Company. At December 31, 2016, the Company was owed $576 from About Corporate Finance Ltd.

Per agreement with ACF USA Corporation ("ACF USA"), an affiliate of the Company, ACF USA will pay the Company 100% of retainer fees received and 20% of Success Fees received by ACF USA under the Transferred Contract, in relation to the M&A business sold by the Company to ACF USA in 2015.

In 2016, the Company recognized success fee income in the amount of $960,908 from ACF USA.

At December 31, 2016, the Company owed ACF USA $278,181.

6. INCOME TAXES

At December 31, 2016, on a standalone basis, the Company has net operating loss carryforwards for federal income tax purposes of $440,128 which expire in 2032. In addition, the Company has net operating loss carryforwards for state income tax purposes of approximately $441,704. The primary differences between net income reported for financial statement purposes and net income reported for income tax purposes are the differing treatment of deductions for tax purposes. At December 31, 2016, the Company had a deferred tax asset of $151,080. Based on the Company's financial projections, management believes it is more likely than not that there will not be profits against which the deferred tax asset can be offset. Accordingly, the Company recognizes a valuation allowance in the amount of $151,080 that fully offsets the deferred tax assets.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require the financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all periods subsequent to 2012.

Our company is included in the consolidated tax return of About USA Holdings Corporation ("the Parent"). We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

Any differences between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) the Parent for tax expense are treated as either loans or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of the Parent is periodically settled as a loan from the Parent to the Company.